SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome

Shinjuku-ku, Tokyo 150-8510, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

December 23, 2020	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

[Reference translation – in case of any discrepancy, the original Japanese version shall prevail.]

December 23, 2020

Press Release

Company Name: LINE Corporation
Representative: Takeshi Idezawa,
President and Representative Director
(Code Number: 3938 First Section, Tokyo Stock Exchange)
Inquiries: Investor Relations
TEL: 03-4316-2050

Announcement Regarding the Absorption-type Demerger (Simplified Absorption-Type Company Split and Short-form Absorption-Type Company Split) with a Consolidated Subsidiary

LINE Corporation (“LINE”) announces that at its Board of Directors meeting held today, it has resolved to assume the LINE Official Account sales and operations business from its wholly-owned subsidiary, LINE Pay Corporation (hereinafter referred to as “LINE Pay”), as a result of the corporate demerger (hereinafter referred to as the “Absorption-type Demerger”).

Additionally, since the Absorption-type Demerger is a demerger in which LINE is treated as the successor company, some of the disclosure items and details of the business division of its wholly-owned subsidiary, LINE Pay, have been omitted.

1.	Purpose and Significance of the Absorption-type Demerger

The Absorption-type Demerger will consolidate the “LINE Official Account sales and operations business” operated by LINE Pay into LINE, as it is necessary to integrate the management of this business with LINE’s own advertising business. By doing so, the aim is to strengthen business operations and enable flexibility and speed when dealing with changes in the business environment going forward.

2.	Summary of the Absorption-type Demerger

(1)	Schedule

Resolution by the Board of Directors for approval of the absorption-type demerger agreement	December 23, 2020
Execution of the absorption-type demerger agreement (target)	December 24, 2020
Effective date of the absorption-type demerger (target)	February 1, 2021

Note:	The Absorption-type Demerger is a simplified absorption-type company split according to Article 796, paragraph 2 of the Companies Act from the perspective of LINE, and a short-form absorption-type company split according to Article 784, paragraph 1 of the Companies Act from the perspective of LINE Pay. Accordingly, no shareholders’ meeting will be held to obtain approval for the absorption-type demerger.

(2)	Method of the Absorption-type Demerger

A corporate demerger (absorption-type demerger) in which LINE is treated as the successor company and LINE Pay is treated as the company being split.

(3)	Details of allocation under the Absorption-type Demerger

There will be no allocation of shares or other assets as a result of the Absorption-type Demerger.

(4)	Treatment of share acquisition rights and bonds with share acquisition rights

LINE has resolved to cancel the issuance of stock options (28th Stock Options) as announced in the press releases, “Notice of Cancellation of Issuance of 28th Stock Options.” Regarding other share acquisition rights issued by LINE, there will be no changes in how they are treated as a result of the Absorption-type Demerger.

Additionally, LINE previously issued bonds with share acquisition rights but these have been redeemed before maturity on December 14, 2020, as set forth in the press release entitled “Announcement Regarding the Early Redemption of Zero Coupon Convertible Bonds due 2023 and Zero Coupon Convertible Bonds due 2025, Issued via Both an Overseas Offering and a Third-Party Allotment” and dated November 24, 2020.

(5)	Increases or decreases in capital stock as a result of the Absorption-type Demerger

There will be no increase or decrease in LINE’s capital stock due to the Absorption-type Demerger.

(6)	Rights and obligations to be assumed by the successor company

LINE will assume the assets, contracts, and other rights and obligations related to the “LINE Official Account sales and operations business” owned by LINE Pay as of the effective date, according to the extent set out in the absorption-type demerger agreement executed between LINE and LINE Pay.

(7)	Expected fulfillment of obligations

There will be no impact on the expected fulfillment of obligations by the successor company.

3.	Outline of the Absorption-type Demerger’s Parties

		Successor Company (as of September 30, 2020)		The Company Being Split (as of September 30, 2020)
(1)	Name	LINE Corporation		LINE Pay Corporation

(2)	Address	4-1-6 Shinjuku, Shinjuku-ku, Tokyo		1-1-1 Shinagawa, Shinagawa-ku Tokyo

(3)	Name and title of representative	Mr. Takeshi Idezawa Representative Director and President		Mr. Hisahiro Chofuku Representative Director and President

(4)	Scope of business	Advertising service based on the mobile messenger application “LINE,” core businesses including the sales of stickers and game services, and strategic businesses including Fintech, AI, and commerce services.

Issuance, sales, and management of prepaid payment instruments, provision of electronic payment systems, and funds transfer business.

Operation of services related to “LINE Official Account,” “LINE Kakeibo,” and “LINE Points,” and more.

(5)	Capital stock	JPY 101,641 million		JPY 21,100 million

(6)	Date of incorporation	September 4, 2000		May 9, 2014

(7)	Number of outstanding shares	243,715,542 shares		4,307,000 shares

(8)	Fiscal year	December 31		December 31

(9)	Principal shareholders and shareholding percentages (as of June 30, 2020)	NAVER CORPORATION	72.44%	LINE Corporation	100%
		UBS AG LONDON A/C IPB SEGREGATED CLIENT ACCOUNT	2.79%
		Jungho Shin	1.97%
		Hae-jin Lee	1.90%
		MSIP CLIENT SECURITIES	1.32%
		The Master Trust Bank of Japan, Ltd. (Trust Account)	1.29%
		J.P. MORGAN BANK LUXEMBOURG S.A. 1300000	1.20%
		MLI FOR CLIENT GENERAL OMNI NON COLLATERAL NON TREATY-PB	1.14%
		MOXLEY & CO LLC	0.97%
		BNY GCM CLIENT ACCOUNT JPRD AC ISG (FE-AC) MOXLEY & CO LLC	0.62%

Financial position and operating results of the immediately preceding business year

LINE (consolidated • IFRS)
For the fiscal year	Ended December 31, 2019
Total equity	JPY 174,663 million
Total assets	JPY 541,352 million
Equity attributable to owners of parent per share	JPY 659.96
Revenues	JPY 227,485 million
Operating profit (loss)	(JPY 38,997 million)
Profit (loss) before tax	(JPY 51,616 million)
Profit (loss) for the year attributable to owners of parent	(JPY 46,888 million)
Basic earnings (loss) per share	(JPY 196.07)
Dividends per share	—

LINE Pay (individual • Japanese GAAP)
For the fiscal year	Ended December 31, 2019
Net assets	JPY 12,010 million
Total assets	JPY 42,548 million
Net assets per share	JPY 2,788
Net sales	JPY 6,288 million
Operating profit (loss)	(JPY 19,179 million)
Ordinary profit (loss)	(JPY 19,052 million)
Net profit (loss) for the year	(JPY 20,821 million)
Net profit (loss) per share	(JPY 7,762)

4.	Outline of Business Division Subject to Split or Succession

(1)	Description of business division subject to split or succession

LINE Official Account sales and operations business

(2)	Operating results of business division subject to split or succession

Net sales of JPY 3,196 million (for fiscal year ended December 31, 2019)

(3)	Items and book value of assets and liabilities to be split (as of November 30, 2020)

Assets		Liabilities
Item	Book Value	Item	Book Value
Current assets	JPY 1,695 million	Current liabilities	JPY 498 million
Fixed assets	JPY 0 million	Fixed liabilities	JPY 0 million
Total	JPY 1,695 million	Total	JPY 498 million

Note:	The book values stated above are estimate amounts that have been calculated based on the November 30, 2020 balance sheet. As these amounts will fluctuate up until the effective date of the Absorption-type Demerger, the actual amounts to be split will differ.

5. Status After the Absorption-type Demerger

There will be no changes to LINE’s trade name, address, name and title of its representative, business, capital stock, or fiscal year end as a result of the Absorption-type Demerger. Additionally, net assets and total assets are yet to be determined.

6. Future Outlook

As the Absorption-type Demerger will be implemented between LINE and its wholly-owned subsidiary, there will be no impact on LINE’s consolidated financial results.

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